SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

barnesandnoble.com inc.
(Name of Issuer)
CLASS A COMMON STOCK
(Title of Class of Securities)
067846 10 5
(CUSIP Number)
Dr. Ulrich Koch Bertelsmann AG Carl-Bertelsmann-Strasse 270 33311 Guetersloh, Germany with copies to: Christopher Mayer, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2002
(Date of Event Which Requires Filing of this Statement) (Continued on following pages) Page 1 of 8 Pages

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

    Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 067846 10 5	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,422,501
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 58,422,501
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,469,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1%
14.	TYPE OF REPORTING PERSON*
CO

CUSIP No. 067846 10 5	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,422,501
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 58,422,501
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,469,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1%
14.	TYPE OF REPORTING PERSON*
CO

CUSIP No. 067846 10 5	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Multimedia, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,422,501
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 58,422,501
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,469,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1%
14.	TYPE OF REPORTING PERSON*
CO

CUSIP No. 067846 10 5	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BOL.US Online, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,422,501
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 58,422,501
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,469,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1%
14.	TYPE OF REPORTING PERSON*
CO

        Bertelsmann AG, a stock corporation (Aktiengesellschaft) organized under the laws of Federal Republic of Germany (“Bertelsmann AG”), Bertelsmann, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann AG (“Bertelsmann, Inc.”), Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. (“Bertelsmann Multimedia”) and BOL.US Online, Inc., a Delaware corporation and a wholly owned direct subsidiary of Bertelsmann Multimedia (“BOL.US”), hereby amend and supplement their Statement on Schedule 13D, originally filed on November 1, 2002 (as heretofore amended and supplemented, the “Schedule 13D”), with respect to the beneficial ownership of shares of Class A Common Stock, $0.001 par value per share (the “Shares”), of barnesandnoble.com inc., a Delaware corporation (the “Issuer”). As used herein, Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Multimedia and BOL.US are referred to collectively as the “Reporting Persons”.

        Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

        This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D on November 1, 2002.

   Item 5.   Interest in Securities of the Issuer.

    (i) Item 5(a) of the Schedule 13D is amended by inserting the following language at the end of the second paragraph thereof:

    “As of November 14, 2002, the Reporting Persons beneficially own, within the meaning of Exchange Act Rule 13d-3, 117,469,002 Shares, representing 72.1% of the outstanding Shares of the Issuer.”

        (ii) Item 5(a) of the Schedule 13D is further amended by restating the number of Shares beneficially owned by Gerd Schulte-Hillen as follows:

        “Gerd Schulte-Hillen beneficially owns 98,500 Shares.”

        (iii) Item 5(b) of the Schedule 13D is amended by inserting the following language after the first sentence thereof:

    “As of November 13, 2002, the Reporting Persons have sole power to vote and to dispose of 58,422,501 Shares."

    (iv) Item 5(c) of the Schedule 13D is amended by restating the chart therein in its entirety as follows:

     “The following purchases were effected through the Nasdaq Stock Market on behalf of Bertelsmann AG and BOL.US:

Date:	Aggregate Number of Shares:	Average Price Per Share:
October 30, 2002	35,000	$1.1421
October 31, 2002	35,000	$1.2139
November 1, 2002	35,000	$1.2914
November 4, 2002	34,000	$1.2810
November 5, 2002	55,000	$1.2075
November 6, 2002	34,000	$1.2169

November 7, 2002	34,000	$1.1971
November 8, 2002	34,000	$1.1841
November 11, 2002	535,000	$1.1797
November 12, 2002	35,500	$1.1304
November 13, 2002	35,500	$1.2704
November 14, 2002	20,000	$1.2850

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2002

BERTELSMANN AG

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:    Attorney-in-Fact

BERTELSMANN, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

BERTELSMANN MULTIMEDIA, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

BOL.US ONLINE, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President